Exhibit 99.3

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles Pro Forma As Adjusted financial information for the three months ended June 30, 2015 to the reported results of Nomad Foods for such period:

Pro Forma As Adjusted Statement of Profit or Loss (unaudited)

Three Months Ended June 30, 2015

€ in millions, except per share data	As reported for the three months ended June 30, 2015	Add Iglo Group unaudited results for the two months ended May 31, 2015	Add Findus Group unaudited results for the three months ended June 30, 2015	Combined	Adjustments		Combined Pro Forma As Adjusted for the three months ended June 30, 2015
Revenue	102.8	242.8	150.6	496.2	(8.2	) (a)	488.0
Cost of sales	(95.9)	(159.4)	(116.3)	(371.6)	32.0	(b)	(339.6)

Gross profit	6.9	83.4	34.3	124.6	23.8		148.4
Other operating expenses	(19.2)	(46.7)	(24.2)	(90.1)	1.5	(c)	(88.6)
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	(348.6)	—	—	(348.6)	348.6	(d)	—
Exceptional items	(20.9)	(63.7)	3.3	(81.3)	81.3	(e)	—

Operating (loss)/profit	(381.8)	(27.0)	13.4	(395.4)	455.2		59.8
Finance income	0.9	1.6	1.2	3.7	(2.1)		1.6
Finance costs	(15.0)	(48.0)	(4.3)	(67.3)	46.9		(20.4)

Net financing costs	(14.1)	(46.4)	(3.1)	(63.6)	44.8	(f)	(18.8)

(Loss)/profit before tax	(395.9)	(73.4)	10.3	(459.0)	500.0		41.0
Taxation	(0.7)	(48.4)	(2.9)	(52.0)	42.6	(g)	(9.4)

(Loss)/profit for the period	(396.6)	(121.8)	7.4	(511.0)	542.6		31.6

Weighted average shares outstanding(h)	89,935,672						179,342,960
(Loss)/earnings per share	(4.41)						0.18

(a)	Adjustments to (i) decrease revenue by (€8.1) million for the differential in trading days between year-on-year periods, (ii) eliminate a €0.1 million credit from intercompany trade between the Findus Group and Iglo Group for the three months ended June 30, 2015 and (iii) reflect accounting policy alignment between Findus Group and Nomad policies to reclassify (€0.2) million of advertising and promotion expenses from other operating expenses for the Findus Group three month period.
(b)	Adjustments to (i) decrease cost of sales by €5.1 million for the differential in trading days between year-on-year periods, (ii) add back €26.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA); (iii) increase depreciation expense by (€0.4) million net to reflect the Iglo and Findus PPA adjustments to the fair value of property, plant and equipment, (iv) eliminate (€0.1) million of intercompany trade between the Findus Group and Iglo Group for the three months ended June 30, 2015 and (v) reverse a €1.4 million non-cash Iglo acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(c)	Adjustments to (i) reflect (€0.6) million incremental amortization on the increase in the fair value uplift of brands and customer lists recorded as part of the Findus acquisition PPA (there was no increase in the value of definite life intangible assets as part of the Iglo Group PPA); (ii) reflect a reduction of €0.2 million of amortization based on the fair valuation of intangible assets acquired with the Iglo Group; (iii) eliminate a €1.7 million Findus prior ownership corporate charge; and (iv) alignments between the Findus Group and Nomad to reclassify €0.2 million of advertising and promotion expenses to revenue and increasing expense by (€nil) million, net, relating to the capitalization of new product development costs of €0.3m and related amortization of (€0.3) million.
(d)	Adjustment to add back a Nomad Foods €348.6 million non-cash charge relating to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(e)	Adjustment to add back exceptional items, which management believe do not have a continuing impact. See table ‘EBITDA and Pro Forma As Adjusted EBITDA (unaudited) three months ended June 30, 2015’ overleaf for a detailed list of exceptional items.
(f)	The Company’s adjustment of €26.3 million to restate net financing costs to reflect the new debt structure put in place with the Iglo Acquisition and the financing of the Findus Acquisition and eliminate €18.5 million of non-cash foreign exchange translation charges.
(g)	The Company’s adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.
(h)	Pro Forma As Adjusted weighted average shares assumes all shares issued in connection with the acquisitions or for which the proceeds were used to complete acquisitions were issued as of January 1, 2015. All other adjustments for weighting are based on actual issuance date.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions)

EBITDA and Pro Forma As Adjusted EBITDA (unaudited)

Three Months Ended June 30, 2015

€ in millions	As reported for the three months ended June 30, 2015	Add Iglo Group unaudited as reported for the two months ended May 31, 2015	Add Findus Group unaudited results for the three months ended June 30, 2015		Combined Pro Forma As Adjusted for the three months ended June 30, 2015
Profit before tax	(395.9)	(73.4)	10.3		(459.0)
Net financing costs	14.1	46.4	3.1		63.6
Depreciation	2.5	5.0	3.9		11.4
Amortization	0.2	0.5	0.6		1.3

EBITDA	(379.1)	(21.5)	17.9		(382.7)

Exceptional items:
Transactions related costs	20.9	3.8	—	(a)	24.7
Purchase price adjustments to intangible assets	—	55.0	—	(b)	55.0
Costs related to management incentive plans	—	2.8	—	(c)	2.8
Investigation of strategic opportunities	—	1.5	—	(d)	1.5
Cisterna fire net costs	—	0.6	—	(e)	0.6
Restructuring costs	—	—	6.5	(f)	6.5
Gain on purchase of La Cocinera	—	—	(9.8	) (g)	(9.8)

Other Adjustments:
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption (h)					348.6
Iglo(i)					24.4
Findus(j)					1.3

Pro Forma As Adjusted EBITDA					72.9

(a)	Includes costs incurred in relation to completed and potential acquisitions.
(b)	Elimination of charges at the Iglo Group level related to the purchase price exercise on the acquisition of the Iglo Group. At the Nomad Foods level, this adjustment is recognized within goodwill, but at the Iglo Group level it is reported within profit and loss.
(c)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(d)	Strategic review costs incurred at Iglo Group under prior ownership considered non-recurring.
(e)	Incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy. This is shown net of insurance income received from insurance claims.
(f)	Restructuring costs incurred by the Findus Group in relation to various countries.
(g)	Bargain purchase gain recognized by the Findus Group on the April 2015 acquisition of La Cocinera in the three months ended June 30, 2015.
(h)	Adjustment to eliminate a €348.6 million non-cash charge related to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(i)	Adjustments to (i) decrease EBITDA by (€3.0) million for the differential in trading days between year-on-year periods, (ii) add back €26.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA) and (iii) eliminating a €1.4 million non-cash acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(j)	Adjustments to reflect accounting policy alignments between Findus Group and Nomad policies; specifically expensing (€0.4) million of capitalized new product development costs and internal labor costs and eliminate a €1.7 million prior ownership corporate charge.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles Pro Forma As Adjusted financial information for the three months ended September 30, 2015 to the reported results of Nomad Foods for such period:

Pro Forma As Adjusted Statement of Profit or Loss (unaudited)

Three Months Ended September 30, 2015

€ in millions, except per share data	As reported for the three months ended September 30, 2015	Add Findus Group unaudited results for the three months ended September 30, 2015	Combined	Adjustments		Combined Pro Forma As Adjusted for the three months ended September 30, 2015
Revenue	315.5	168.0	483.5	(11.4	) (a)	472.1
Cost of sales	(215.1)	(132.4)	(347.5)	15.1	(b)	(332.4)

Gross profit	100.4	35.6	136.0	3.7		139.7
Other operating expenses	(47.1)	(23.4)	(70.5)	(1.4	) (c)	(71.9)
Exceptional items	(16.9)	(9.6)	(26.5)	26.5	(d)	—

Operating profit	36.4	2.6	39.0	28.8		67.8
Finance income	0.6	1.9	2.5	(0.9)		1.6
Finance costs	(26.1)	(6.1)	(32.2)	11.8		(20.4)

Net financing costs	(25.5)	(4.2)	(29.7)	10.9	(e)	(18.8)

Profit/(loss) before tax	10.9	(1.6)	9.3	39.7		49.0
Taxation	(4.6)	(1.2)	(5.8)	(5.4	) (f)	(11.2)

Profit/(loss) for the period	6.3	(2.8)	3.5	34.3		37.8

Weighted average shares outstanding(g)	168,837,751					179,931,796
Earnings per share	0.04					0.21

(a)	Adjustments to (i) increase revenue by €1.1 million for the differential in trading days between year-on-year periods (ii) eliminate (€12.0) million of intercompany trade between the Findus Group and Iglo Group for the three months ended September 30, 2015 and (iii) reflect accounting policy alignment between Findus Group and Nomad policies to reclassify (€0.5) million of advertising and promotion expenses from other operating expenses for the Findus Group three month period.
(b)	Adjustments to (i) decrease cost of sales by €0.8 million for the differential in trading days between year-on-year periods, (ii) decrease depreciation expense by €0.1 million to reflect the Findus PPA adjustments to the fair value of property, plant and equipment and (iii) eliminate €12.0 million of intercompany trade between the Findus Group and Iglo Group for the three months ended September 30, 2015 and (iv) reverse a €2.2 million non-cash Iglo acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(c)	Adjustments to (i) reflect (€0.6) million incremental amortization on the increase in the fair value uplift of brands and customer lists recorded as part of the Findus acquisition PPA; (ii) eliminate a (€1.0) million Findus prior ownership corporate credit; and, (iii) adjustment to Findus for Nomad Foods accounting policy alignments to reclassify €0.5 million of advertising and promotion expenses to revenue and increasing expense by (€0.3) million, net, relating to the capitalization of new product development costs and related amortization.
(d)	Adjustment to add back exceptional items, which management believe do not have a continuing impact. See table ‘EBITDA and Pro Forma As Adjusted EBITDA (unaudited) three months ended September 30, 2015’ overleaf for a detailed list of exceptional items.
(e)	The Company’s adjustment of €6.6 million to restate net financing costs to reflect the new debt structure put in place with the Iglo Acquisition and the financing of the Findus Acquisition and eliminate €4.3 million of non-cash foreign exchange translation charges.
(f)	The Company’s adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.
(g)	Pro Forma As Adjusted weighted average shares assumes all shares issued in connection with the acquisitions or for which the proceeds were used to complete acquisitions were issued as of January 1, 2015. All other adjustments for weighting are based on actual issuance date.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions)

EBITDA and Pro Forma As Adjusted EBITDA (unaudited)

Three Months Ended September 30, 2015

€ in millions	As reported for the three months ended September 30, 2015	Add Findus Group unaudited results for the three months ended September 30, 2015		Combined Pro Forma As Adjusted for the three months ended September 30, 2015
Profit before tax	10.9	(1.6)		9.3
Net financing costs	25.5	4.2		29.7
Depreciation	7.7	5.8		13.5
Amortization	0.5	0.1		0.6

EBITDA	44.6	8.5		53.1

Exceptional items:
Transactions related costs	8.5	5.8	(a)	14.3
Costs related to management incentive plans	1.5	—	(b)	1.5
Investigation of strategic opportunities	2.7	—	(c)	2.7
Cisterna fire net costs	3.6	—	(d)	3.6
Restructuring costs	0.6	1.9	(e)	2.5
Gain on purchase of La Cocinera	—	(1.7	) (f)	(1.7)
Other costs	—	3.6	(g)	3.6

Other Adjustments(h)				2.4

Pro Forma As Adjusted EBITDA				82.0

(a)	Includes costs incurred in relation to completed and potential acquisitions.
(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(c)	Costs incurred in relation to investigation of strategic opportunities for the combined group following acquisition by the Company and other items considered non-recurring.
(d)	Incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy. This is shown net of insurance income received from insurance claims.
(e)	Costs relating to planned restructuring activities in the German factories plus €1.9 million incurred by the Findus Group in relation to various countries.
(f)	Bargain purchase gain recognized by Findus on the April 2015 acquisition of La Cocinera in the three months ended September 30, 2015.
(g)	Costs recognized by Findus in the three months ended September 30, 2015 and before the acquisition by Nomad including a €3.2 million non-cash impairment of brands and €0.4 million one-time emission permit penalties.
(h)	Adjustments to (i) increase EBITDA by €1.9 million for the differential in trading days between year-on-year periods, (ii) eliminate a €2.2 million non-cash acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives; (iii) reflect accounting policy alignments between Findus and Nomad policies; specifically expensing (€0.7) million of capitalized new product development costs and internal labor costs and (iv) eliminate a (€1.0) million prior ownership corporate credit.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles Pro Forma As Adjusted financial information for the three months ended December 31, 2015 to the reported results of Nomad Foods for such period:

Pro Forma As Adjusted Statement of Profit or Loss (unaudited)

Three Months Ended December 31, 2015

€ in millions, except per share data	As reported for the three months ended December 31, 2015	Add Findus Group unaudited results for the month ended October 31, 2015(a)	Combined	Adjustments		Combined Pro Forma As Adjusted for the three months ended December 31, 2015
Revenue	475.9	54.8	530.7	(9.9	) (b)	520.8
Cost of sales	(352.0)	(48.7)	(400.7)	17.8	(c)	(382.9)

Gross profit	123.9	6.1	130.0	7.9		137.9
Other operating expenses	(72.3)	(6.9)	(79.2)	—	(d)	(79.2)
Exceptional items	(20.3)	(4.2)	(24.5)	24.5	(e)	—

Operating profit/(loss)	31.3	(5.0)	26.3	32.4		58.7
Finance income	20.1	1.0	21.1	(19.5)		1.6
Finance costs	(16.0)	(0.4)	(16.4)	(4.0)		(20.4)

Net financing costs	4.1	0.6	4.7	(23.5	) (f)	(18.8)

Profit/(loss) before tax	35.4	(4.4)	31.0	8.9		39.9
Taxation	17.6	0.1	17.7	(27.1	) (g)	(9.4)

Profit/(loss) for the period	53.0	(4.3)	48.7	(18.2)		30.5

Weighted average shares outstanding(g)	176,990,448					179,936,692
Earnings per share	0.30					0.17

(a)	Findus Group results for the month ended October 31, 2015 have been constructed using unaudited carve out financial information prepared by the Seller, adjusted for information received post-acquisition which related to the pre-acquisition period.
(b)	Adjustments to (i) decrease revenue by (€7.7) million for the differential in trading days between year-on-year periods, (ii) eliminate (€2.1) million of intercompany trade between Findus and Iglo Groups for the three months ended December 31, 2015 and (iii) a Nomad Foods accounting policy alignment to reclassify (€0.1) million of advertising and promotion expenses from other operating expenses for the Findus Group three month period.
(c)	Adjustments to (i) decrease cost of sales by €3.4 million for the differential in trading days between year-on-year periods, (ii) add back €11.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Findus Group’s purchase price accounting (PPA); (iii) eliminate €2.1 million of intercompany trade between the Findus Group and Iglo Group for the three months ended December 31, 2015 and (iv) reverse a €1.3 million non-cash Iglo acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(d)	Adjustments to (i) reflect (€0.2) million incremental amortization on the increase in the fair value uplift of brands and customer lists recorded as part of the Findus acquisition PPA; (ii) eliminate a €0.2 million Findus prior ownership corporate charge; and, (iii) adjustment to Findus for Nomad Foods accounting policy alignments to reclassify €0.1 million of advertising and promotion expenses to revenue and increasing expense by (€0.1) million, net, relating to the capitalization of new product development costs and related amortization.
(e)	Adjustment to add back exceptional items, which management believe do not have a continuing impact. See table ‘EBITDA and Pro Forma As Adjusted EBITDA (unaudited) three months ended December 31, 2015’ overleaf for a detailed list of exceptional items.
(f)	The Company’s adjustment of €9.6 million to restate net financing costs to reflect the new debt structure put in place with the Iglo Acquisition and the financing of the Findus Acquisition and eliminate €13.9 million of non-cash foreign exchange translation gains.
(g)	The Company’s adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.
(h)	Pro Forma As Adjusted weighted average shares assumes all shares issued in connection with the acquisitions or for which the proceeds were used to complete acquisitions were issued as of January 1, 2015. All other adjustments for weighting are based on actual issuance date.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions)

EBITDA and Pro Forma As Adjusted EBITDA (unaudited)

Three Months Ended December 31, 2015

€ in millions	As reported for the three months ended December 31, 2015	Add Findus Group unaudited results for the month ended October 31, 2015		Combined Pro Forma As Adjusted for the three months ended December 31, 2015
Profit before tax	35.4	(4.4)		31.0
Net financing costs	(4.1)	(0.6)		(4.7)
Depreciation	10.1	1.4		11.5
Amortization	0.8	0.1		0.9

EBITDA	42.2	(3.5)		38.7

Exceptional items:
Transactions related costs	6.7	—	(a)	6.7
Costs related to management incentive plans	1.6	—	(b)	1.6
Investigation of strategic opportunities	6.6	—	(c)	6.6
Cisterna fire net income	(3.4)	—	(d)	(3.4)
Restructuring costs	5.4	—	(e)	5.4
Integration costs	3.4	—	(f)	3.4
Other costs	—	4.2	(g)	4.2
Other adjustments:
Iglo (h)				(3.0)
Findus (i)				11.0

Pro Forma As Adjusted EBITDA				71.2

(a)	Includes costs incurred in relation to completed and potential acquisitions.
(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(c)	Costs incurred in relation to investigation of strategic opportunities for the combined group following acquisition by the Company and other items considered non-recurring.
(d)	Net income received through payment of insurance policy claims as a result of an August 2014 fire in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy.
(e)	Costs relating to planned restructuring activities in the German, UK and Italian factories.
(f)	Costs recognized relating to the integration of Findus.
(g)	Costs recognized by Findus Group in October 2015 before the acquisition by Nomad.
(h)	Adjustment to (i) decrease EBITDA by €4.3 million for the differential in trading days between year-on-year periods and (ii) eliminate a (€1.3) million non-cash acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(i)	Adjustments to (i) add back €11.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA) and (ii) to reflect accounting policy alignments between Findus Group and Nomad policies; specifically expensing (€0.2) million of capitalized new product development costs and internal labor costs and (iii) eliminate a €0.2 million prior ownership corporate charge.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles Pro Forma As Adjusted financial information for the year ended December 31, 2015 to the reported results of Nomad Foods for such period:

Pro Forma As Adjusted Statements Profit or Loss (unaudited)

Year Ended December 31, 2015

€ in millions, except per share data	As reported for the nine months ended December 31, 2015	Add As reported for the three months ended March 31, 2015	Add Iglo Group unaudited results for the five months ended May 31, 2015	Add Findus Group unaudited for the ten months ended October 31, 2015(a)	Combined	Adjustments		Combined Pro Forma As Adjusted for the year ended December 31, 2015
Revenue	894.2	—	640.3	533.1	2,067.6	(15.9	) (b)	2,051.7
Cost of sales	(663.0)	—	(417.9)	(421.6)	(1,502.5)	55.5	(c)	(1,447.0)

Gross profit	231.2	—	222.4	111.5	565.1	(39.6)		604.7
Other operating expenses	(138.6)	(0.2)	(109.5)	(77.5)	(325.8)	1.7	(d)	(324.1)
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	(348.6)	(143.6)	—	—	(492.2)	492.2	(e)	—
Exceptional items	(58.1)	(0.6)	(84.3)	(12.6)	(155.6)	155.6	(f)	—

Operating (loss)/profit	(314.1)	(144.4)	28.6	21.4	(408.5)	689.1		280.6
Finance income	8.7	—	2.0	4.0	14.7	(8.3)		6.4
Finance costs	(44.2)	—	(117.7)	(18.1)	(180.0)	98.4		(81.6)

Net financing costs	(35.5)	—	(115.7)	(14.1)	(165.3)	90.1	(g)	(75.2)

(Loss)/profit before tax	(349.6)	(144.4)	(87.1)	7.3	(573.8)	779.2		205.4
Taxation	12.3	—	(40.9)	(4.9)	(33.5)	(13.8	) (h)	(47.3)

(Loss)/profit for the period	(337.3)	(144.4)	(128.0)	2.4	(607.3)	765.4		158.1

Weighted average shares outstanding(i)	121,961,899							179,627,131
(Loss)/earnings per share	(3.95)							0.88

(a)	Findus Group unaudited results for the ten months ended October 31, 2015 have been derived from the audited carve out accounts for the year to 30 September 2015, unaudited carve out financial information for the three month period to December 31, 2014 prepared by the Seller, unaudited carve out financial information for the month to October 31, 2015 prepared by the Seller, adjusted for information received post-acquisition which related to the pre-acquisition period.
(b)	Adjustments to (i) eliminate (€14.5) million of intercompany trade between the Findus Group and Iglo Group for the year ended December 31, 2015 and (ii) reflect accounting policy alignment between Findus Group and Nomad policies to reclassify (€1.4) million of advertising and promotion expenses from other operating expenses for the Findus Group three month period.
(c)	Adjustments to (i) add back €26.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA); (ii) add back €11.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Findus Group’s PPA; (iii) increase depreciation expense by (€0.9) million net to reflect the Iglo and Findus PPA adjustments to the fair value of property, plant and equipment and (iv) eliminate €14.5 million of intercompany trade between the Findus Group and Iglo Group for the year ended December 31, 2015 and (v) reverse a €4.9 million non-cash Iglo acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives..
(d)	Adjustments to (i) reflect (€1.9) million incremental amortization on the increase in the fair value uplift of brands and customer lists recorded as part of the Findus acquisition PPA (there was no increase in the value of definite life intangible assets as part of the Iglo Group PPA); (ii) reflect a reduction of €0.5 million of amortization based on the fair valuation of intangible assets acquired with the Iglo Group; (iii) eliminate a €2.3 million Findus prior ownership corporate charge; and, (iv) adjustment to Findus results for Nomad Foods accounting policy alignments to reclassify €1.3 million of advertising and promotion expenses to revenue and increasing expense by (€0.5) million net, relating to the capitalization of new product development costs and related amortization.
(e)	Adjustment to add back a Nomad Foods €492.2 million non-cash charge relating to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(f)	Adjustment to add back exceptional items, which management believe do not have a continuing impact. See table ‘EBITDA and Pro Forma As Adjusted EBITDA (unaudited) year ended December 31, 2015’ overleaf for a detailed list of exceptional items.
(g)	The Company’s adjustment of €64.8 million to restate net financing costs to reflect the new debt structure put in place with the Iglo Acquisition and the financing of the Findus Acquisition and eliminate €25.3 million of non-cash foreign exchange translation charges.
(h)	The Company’s adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.
(i)	Pro Forma As Adjusted weighted average shares assumes all shares issued in connection with the acquisitions or for which the proceeds were used to complete acquisitions were issued as of January 1, 2015. All other adjustments for weighting are based on actual issuance date.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions)

EBITDA and Pro Forma As Adjusted EBITDA (unaudited)

Year Ended December 31, 2015

€ in millions	As reported for the nine months ended December 31, 2015	Add As reported for the three months ended March 31, 2015	Add Iglo Group unaudited as reported for the five months ended May 31, 2015	Add Findus Group unaudited results for the ten months ended October 31, 2015		Combined Pro Forma As Adjusted for the year ended December 31, 2015
(Loss)/profit before tax	(349.6)	(144.4)	(87.1)	7.3		(573.8)
Net financing costs	35.5	—	115.7	14.1		165.3
Depreciation	20.3	—	11.3	14.5		46.1
Amortization	1.5	—	1.2	1.2		3.9

EBITDA	(292.3)	(144.4)	41.1	37.1		(358.5)

Exceptional items:
Transactions related costs	36.1	0.6	3.8	5.8	(a)	46.3
Purchase price adjustments to intangible assets	—	55.0	—	—	(b)	55.0
Costs related to management incentive plans	3.1	—	22.9	—	(c)	26.0
Investigation of strategic opportunities	9.3	—	1.3	—	(d)	10.6
Bargain purchase gain on La Cocinera	—	—	—	(11.5	) (e)	(11.5)
Cisterna fire net costs	0.2	—	1.3	—	(f)	1.5
Restructuring costs	6.0	—	—	9.6	(g)	15.6
Integration costs	3.4	—	—	—	(h)	3.4
Other costs	—	—	—	8.7	(i)	8.7

Other Adjustments:
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount(j)						492.2
Iglo(k)						30.9
Findus(l)						11.5

Pro Forma As Adjusted EBITDA						331.7

(a)	Includes costs incurred in relation to completed and potential acquisitions.
(b)	Elimination of charges at the Iglo level related to the purchase price exercise on the acquisition of the Iglo Group. At the Nomad Foods level, this adjustment is recognized within goodwill, but at the Iglo Group level it is reported within profit and loss.
(c)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(d)	Costs incurred in relation to investigation of strategic opportunities for the combined group following acquisition by the Company, the Iglo Group under previous ownership and other items considered non-recurring.
(e)	Bargain purchase gain recognized by the Findus Group on the April 2015 acquisition of La Cocinera.
(f)	Incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy. This is shown net of insurance income received from insurance claims.
(g)	Costs relating to planned restructuring activities in the German, UK and Italian factories as well as by the Findus Group in relation to various countries.
(h)	Costs recognized relating to the integration of the Findus Group.
(i)	Costs recognized by Findus in October 2015 before the acquisition by Nomad including a €3.2 million non-cash impairment of brands and €0.4 million one-time emission permit penalties.
(j)	Adjustment to eliminate a €492.2 million non-cash charge related to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(k)	Adjustments to (i) add back €26.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA) and (ii) eliminating a €4.9 million non-cash acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(l)	Adjustments to (i) add back €11.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA) and (ii) to reflect accounting policy alignments between the Findus Group and Nomad policies; specifically expensing (€1.8) million of capitalized new product development costs and internal labor costs and (iii) eliminate a €2.3 million prior ownership corporate charge.